VIA FACSIMILE AND U.S. MAIL


July 5, 2005

Derrick A. Nicholson
Chief Financial Officer
Avecia Group plc.
P.O. Box 42, Hexagon House
Blackley, Manchester M9 8ZS
United Kingdom

	RE:	Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed May 18, 2005
      File No. 333-11268

Dear Mr. Nicholson:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions may be included in your future filings.
Some of our comments refer to US GAAP literature. If your accounting under IFRS differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US
GAAP reconciliation note.


Item 5 - Operating and Financial Review and Prospects, page 24

Financial Results, page 25

2. You discuss the business reasons for changes between periods in your financial statement line items. However, where there is more than one business reason identified as contributing to a change, you should quantify the incremental impact of each individual business reason discussed if practicable. Please also discuss business reasons for changes in your other financial statement line items such as operating costs, exceptional operating costs, and other operating income.

Aggregate Contractual Arrangements, page 35

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt, planned funding of pension benefit obligations and estimated payments under your interest rate swaps and caps and foreign currency contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46
of SEC Release 33-8350.

Item 9 - The Offer and Listing, page 40

4. Please disclose the annual high and low market prices for the five most recent full financial years pursuant to Item 9A.4(a) of Form
20-
F.

Item 15 - Controls and Procedures, page 54

5. You indicate that your Chief Executive Officer and Chief
Financial
Officer concluded that the your disclosure controls and procedures were effective in timely identifying material information potentially required to be included in your SEC filings. Please revise your disclosure to state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act
Rule 13a-15(e).









Financial Statements

Note 2 - Accounting Policies, page 65

Investments, page 65

6. Please provide us with the significance tests required by Rule
3-09
of Regulation S-X for Image Polymers Europe and Image Polymers
Company, individually and in combination with other 50% or less owned entities, for each period presented.

Note 4 - Group Operating profit, page 78

7. Although your restructuring costs are unallocated, these restructuring activities relate to specific segments. SFAS 146 requires that you disclose, for each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability. Please provide the required disclosures in a tabular format supplemented with explanation for any adjustments to related liabilities. Please refer to paragraph 20(d) of SFAS 146.

Note 24 - Contingent Liabilities and Contingent Assets, page 114

Environmental, page 114

8. You indicate that the ultimate requirement for remediation work
and
its costs are difficult to estimate.   Please disclose the impact
of
SFAS 143 and any significant differences between UK GAAP and US
GAAP.

9. You state that you believe the outcome of environmental matters will not have a material effect on your financial position.
Please
revise your disclosure to clarify whether you believe outstanding environmental matters will have a material effect on cash flows or results of operations. Please also similarly revise your discussion of litigation and other claims.

10. If true, please confirm that additional losses related to environmental matters, in total and for each site individually, are not reasonably possible. If not, please revise your discussion to include each of the disclosures required by paragraph 10 of SFAS 5 and question 2 in SAB Topic 5:Y.






Note 26 - Pension Scheme, page 117

11. Please provide the disclosures required by paragraph 5 of SFAS 132(R), including a description of your investment strategy and target allocations for each scheme and benefits expected to be paid in the next five fiscal years and in the aggregate for the five years thereafter. Please refer to paragraph 5 subparts (d)2 and (e)-(f) of
SFAS 132(R).

Note 33 - Difference Between UK and US Accounting Principles, page
131

Purchase Accounting Adjustments (Goodwill and Intangibles), page
132

12. Note 3 does not allocate goodwill to reportable segments.
Please
disclose US GAAP goodwill in total and for each reportable segment
and
disclose any significant changes in the allocation of goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit, please disclose the unallocated amount and the reasons that amount has not been allocated.  See paragraph
45
of SFAS 142.

13. Please provide us with additional information to help us understand your conclusion that goodwill related to the biotechnology and chemicals segments is not impaired in light of their recent operating losses.

Note 34 - Condensed Financial Statements, page 139

14. If true, please confirm to us and revise your disclosures to clarify that your guarantor subsidiaries are 100% owned as defined by
Rule 3-10(h)(1) of Regulation S-X. Please note that this definition is different than the term wholly-owned, as defined by Rule 1-
02(aa)
of Regulation S-X.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

??

??

??

??

Mr. Derrick A. Nicholson
July 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE